September 24, 2024

Anthony Boor
Chief Financial Officer
Blackbaud Inc.
65 Fairchild Street
Charleston, South Carolina 29492

       Re: Blackbaud Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-41527
Dear Anthony Boor:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Douglas Harmon